                                                                    Exhibit 99.1

                      [HAVAS ADVERTISING LOGO APPEARS HERE]



                                                           Paris, March 6th 2002
Press release

                                  2001 RESULTS

         . Havas Advertising* meets October objectives of positive organic growth and 10.4% operating margins in a world market down 5%.

         .   Restructuring to reduce costs successfully implemented in 2001

         .   Strategic reorganization to accelerate growth completed during
             2001

         .   Rebound forecast for 2002.

The Board of Directors of Havas Advertising, chaired by Mr. Alain de Pouzilhac, convened on March 5th 2002, to approve the consolidated accounts for fiscal 2001.


I.  2001 CONSOLIDATED RESULTS




                                                   2001                  2000              Evolution
                      million euro
--------------------------------------------------------------------------------------------------------


Revenue                                    (euro) 2 241.4       (euro) 1 795.6              +24.8%
--------------------------------------------------------------------------------------------------------
EBIT**                                              232.7                250.1               -7.0%
--------------------------------------------------------------------------------------------------------
EBIT/margin                                          10.4%                13.9%
--------------------------------------------------------------------------------------------------------
NET INCOME                                          110.0                122.8              -10.4%
(group share) before
extraordinary and goodwill
--------------------------------------------------------------------------------------------------------
Diluted EPS                                   (euro) 0.38          (euro) 0.60
before extraordinary and goodwill
--------------------------------------------------------------------------------------------------------
Net income (group share)                             11.2                123.9              -91.0%
before goodwill
--------------------------------------------------------------------------------------------------------



Figures for 2000 include the fourth quarter results for Snyder Communications, which was acquired on September 26th 2000.

* Havas Advertising (Nasdaq: HADV; Euronext Paris: HAV.PA) is the world's fifth largest communications group (Advertising Age Annual Agency Report ranking, April 23, 2001).

** EBIT as used in this document refers to earnings before interest, taxes and amortization

2001 EVOLUTION COMPARED TO 2000 PRO FORMA


If the Snyder acquisition had been effective on January 1st, 2000, the evolution from 2001 to 2000 would have been as follows:



                                                             2001                               2000
                                million euro                                   (with Snyder integrated over 12 months)
--------------------------------------------------------------------------------------------------------------------------

Revenue                                                 (euro) 2 241.4                     (euro) 2 284.1
--------------------------------------------------------------------------------------------------------------------------
EBIT                                                             232.7                              318.4
--------------------------------------------------------------------------------------------------------------------------
EBIT/margin                                                       10.4%                              13.9%
--------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                       110.0                              161.7
(group share) before
extraordinary and goodwill
--------------------------------------------------------------------------------------------------------------------------
Diluted EPS                                                (euro) 0.38                        (euro) 0.57
before extraordinary and goodwill
--------------------------------------------------------------------------------------------------------------------------


COMMENTS ON 2001 PERFORMANCE

Havas Advertising achieves positive organic growth in a world market down 5%...

As announced in the 14 February 2002 release, consolidated revenue for 2001 increased by 24.8% on an unadjusted basis. Adjusted to account for currency fluctuations and on a comparable basis, including Snyder for the full year 2000 and excluding other acquisitions made during 2001 and deconsolidations, organic growth was + 0.3%. Evolution on a comparable basis is +2.6% for Europe, -1.9% for North America, -2.9% for Asia Pacific and +2.0% for Latin America.

The progressive decline in the Group's organic growth reflects the deterioration of the world market throughout the year, from a growth forecast of +6 % in January 2001 to a decrease of -5%. With organic growth of 0.3%, Havas Advertising is one of the very few communications groups to announce gains in market share in 2001.

.... and operating margins in line with October objectives

In this context of drastic market deterioration, EBIT amounted to (euro) 232.7 million, representing an operating margin of 10.4%, compared to 13.9% in 2000. EBITDA reached (euro) 316 million, representing 14.1% of revenue compared to 17.4% in 2000. The full impact of restructuring measures, whose costs are reflected in the extraordinary items and presented in detail below, was not fully felt in fiscal 2001.

Net income after taxes (Group share), before extraordinary items and goodwill, amounted to (euro) 110.0 million, compared to (euro) 122.8 million in 2000, representing a decrease of 10.4%. This amount reflects financial costs of (euro) 25 million, income tax of (euro) 77.3 million (average rate of 37%) and minority interests representing (euro) 20.4 million .

This same result yielded fully diluted earnings per share, before extraordinary items and goodwill amortization, of (euro) 0.38, in line with market consensus.

Restructuring to reduce costs successfully implemented in 2001.

Exceptional restructuring measures were implemented beginning in the second quarter of 2001 in order to counter the deterioration of the global advertising market. These measures generated restructuring costs representing a total of
(euro) 88.1 million after tax and included a reduction of nearly 10% in staff, termination of real estate contracts and the discontinuation or sale of non-core activities. With other extraordinary items representing (euro) 14.9 million after tax, the total extraordinary result was (euro) -103 million after tax, and
(euro) -98.8 million on a Group share basis.

These measures generated pre-tax savings of (euro) 50 million in 2001, and should enable the Group to reduce costs by (euro) 120 million for full year 2002.

Net income (Group share), after extraordinary items and before amortization of goodwill, amounted to (euro) 11.2 million, compared to (euro) 123.9 million in 2000.

Goodwill (Group share) amounted to (euro) 68.9 million compared to (euro) 34.7 million in 2000. (euro) 21.6 million of this increase is the result of acquisitions made in 2001 (including the acquisition of 55% of MPG and the acquisition of Circle.com) and the balance included exceptional write-downs.

After goodwill, net loss amounted to (euro) -57.8 million, compared to net profit of (euro) 89.2 million in 2000, and EPS amounted to (euro) -0.21 (basic and diluted) compared to (euro) 0.43 (diluted) in 2000.

CASHFLOW AND BALANCE SHEET

In 2001, operating cashflow amounted to (euro) 125.4 million, compared to (euro)
239.8 million in 2000.

At December 31st, 2001, the Group's net consolidated debt amounted to (euro)
703.3 million, which represents EBITDA cover of 2.2 x and a gearing of 48.8 %, reflecting a solid financial structure.

II.    DIVIDEND

Confirming its confidence in the Group's capacity to rebound in 2002, the Board of Directors has decided to propose to the General Shareholders Meeting on May 23,rd 2002 that the 2001 dividend be maintained at 0.17 (euro) per share (before tax credit), payable on June 11th, 2002.

III.   OUTLOOK FOR 2002

       1.   Strong start for New Business

            Recent New Business gains have been significant, with the following accounts won:

            Traditional advertising: Prudential (UK) ; Amgen (USA) ; Blue Shield Blue Cross (New York) ; Swisscom (Switzerland) ; Bermuda Tourism
            (USA) ; Banco Bilbao (Puerto Rico) ; Campbell Soup (Puerto Rico) ; Habitat (France) ; Nike (France); Sephora (Europe) ; Metro Hypermarket (China) ; Boehringer's Thomapyrin (Germany); Fromages de Hollande (Germany) ; Coppertone (UK) ; Roche (UK) ; DHL (Mexico).

              Marketing Services: Automotive Association (UK) ; Schroders (UK) ; HP Foods (UK) ; GlaxoSmithkline (UK) ; OKI Data Corporation (UK) ; Royal Caribbean (USA) ; Bristol Myers Squibb (USA) ; Unilever (Mexico).

              Media: Peugeot (Brazil) ; Red Bull (Argentina) ;Turespana (Spain); Wanadoo (Espagne); Aquarius (Spain); Entremont (France); Coppertone (UK); Sky TV( Chile); La Polar (Chile); Legrand (France); Johnson Products (USA); DHL (LATAM); Bosch (Poland); Bancafe (Colombia).

              January and February 2002 are encouraging, with net new business wins on a par with early 2001, which was strong for Havas Advertising.

       2. A cost structure in line with an advertising market forecast as stable or negative in 2002

              The measures taken in 2001 to restructure and reduce costs, especially on payroll and overheads, should enable the Group to save an additional (euro) 70 million in 2002 compared to 2001, and to be better prepared to face the weak market forecast for 2002.

       3. i   Targeted acquisitions in 2001 which will have a full impact in
              2002

              In 2001, Havas Advertising adopted a highly targeted acquisition policy which should achieve maximum effect in 2002 for both advertising and media expertise.

              Geographical extension of Euro RSCG Worldwide
              -  Black Rocket (advertising in San Francisco, USA)
              -  Premier Maldonado (advertising, Puerto Rico)

              Geographical extension of Arnold Worldwide Partners
              -  McKinney & Silver (advertising in Raleigh, USA)
              -  Simmons Durham (advertising in Saint Louis, USA)
              -  Brandhouse (advertising in Australia)

              Geographical extension of MPG
              -  Hook Media (media agency in Boston, USA)

       3. ii The Group is confident that the acquisitions will enable it to extend its product and service offer for both current and prospective clients

              Extension of Euro RSCG Worldwide's service offering
              -  Noonan Russo (PR specializing in biotechnologies, USA)
              -  Impact Group (event organization, USA)
              -  Maitland (financial public relations, UK)
              -  Dialog and Marketing House (direct marketing, Poland)
              -  Dorfer Dialog (marketing services, Germany)
              -  MCM (marketing services, USA)

              Extension of Arnold Worldwide Partners' service offering
              -  Printel (PR, France)
              -  Wong Wong Boyack (direct marketing, San Francisco, USA)

              Extension of HR Gardens' service offering
              -  Heist (HR communication, UK)

              In addition to these acquisitions, Havas Advertising bought 55% of MPG in 2001 and now owns 100% of this group's share capital. This acquisition has no impact on the Group's revenues, because MPG was already fully consolidated in 2000.

              A partnership agreement was also signed at the end of 2001 between MPG and Media Italia. Media Italia is the media purchasing arm of Armando Testa, Italy's leading advertising group.

       4. Strategic reorganization to accelerate growth completed during 2001 and prepare for rebound from 2002

              The strategic reorganization is complete. The Group can now focus on its core business, namely integrated communications (through Euro RSCG Worldwide and Arnold Worldwide Partners) and media expertise (MPG). The activities of the former Diversified Agencies Group have been attached directly to the three divisions - Euro RSCG Worldwide, Arnold Worldwide Partners and MPG - or organized indirectly into three niche sectors identified as being dynamic and highly profitable: Public Relations, Marketing Support and Human Resources Communication.

              With this in mind, two new networks were therefore created: AMO in November 2001 and HR Gardens in January 2002. AMO is a network of financial PR agencies comprising the leading players Abernathy MacGregor, Maitland and Euro RSCG Corporate & Omnium, located respectively in New York, London and Paris. HR Gardens is a network for all the Group's communication agencies which specialize in human resources. This sector is especially promising because the "baby boom" generation has now reached retirement age. Havas Advertising may also create other new specialized agencies to match its clients' needs before the end of 2002.

              Through this new, better-adapted organization, the Group intends to develop synergies and cross fertilization in these highly profitable sectors and take advantage of any rebound in the economy.

       5.     Quality and reputation of our brands

              The quality of our agencies was recognized by the press on several occasions:

              -  Euro RSCG BETC was named European "Agency of the Year" by
                 AdAge Global and "Top Creative Agency" in France for the eighth consecutive year by CB News,
              - CraveroLanis Euro RSCG was named "Agency of the Year" in Latin America by AdAge Global,
              - Arnold Worldwide's Volkswagen campaign was voted world's best creative campaign in 2001. The agency was ranked number three in the world in 2001 by AdAge.

Commenting on these results, Alain de Pouzilhac, Chairman and Chief Executive Officer of Havas Advertising, stated : "After a difficult year in 2001 during which we undertook both a significant restructuring program and a strategic reorganization in order to further reinforce our three strong brands, Euro RSCG Worldwide, Arnold Worldwide Partners and MPG, we are confident of a rebound for Havas Advertising in 2002.

The beginning of this year has been very encouraging in terms of new business. The acquisitions made and the companies integrated into our 3 divisions will have their full effect this year. Havas Advertising is aiming for organic growth and an improvement in its results superior to that of its competitors. We are maintaining our mid-term objective of a 15% EBIT margin ratio"

Contacts:

Havas Advertising:                  Simon Gillham
                                    Tel: 01 41 34 39 73
                                    simon.gillham@havas-advertising.fr

                                    Virginia Jeanson
                                    Tel: 01 41 34 42 27
                                    virginia.jeanson@havas-advertising.fr

                                    Catherine Francois
                                    Tel: 01 41 34 31 22
                                    catherine.francois@havas-advertising.fr


About Havas Advertising

Havas Advertising (Euronext Paris : HAV.PA ; Nasdaq : HADV) is the world's fifth largest communications group (Advertising Age Annual Agency Report ranking, April 23, 2001).

The Group is headquartered in Paris and offers a complete range of integrated communications services and media expertise to its global and local clients.

Havas Advertising services its clients through three principal networks: Euro RSCG Worldwide and Arnold Worldwide Partners for integrated communications services, and MPG (Media Planning Group) for media expertise. In addition the Group also operates a number of specialized businesses in dynamic niche markets in the areas of Human Resources Communications, Corporate Public Relations and Marketing Support.

Havas Advertising brings a multicultural decentralized approach to its business that distinguishes it from other major communications companies. Two of the Group's networks, Euro RSCG Worldwide and Arnold Worldwide Partners, are headquartered in the U.S. and the third, MPG, is headquartered in Spain. With revenues of (euro) 2.24 billion in 2001 the Group is present worldwide through its network of over 250 agencies and affiliates in 75 countries and employs approximately 20,000 people.

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. These forward-looking statements reflect Havas Advertising's current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas Advertising's actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas Advertising, please see Havas Advertising's filings with the U.S. Securities and Exchange Commission. Havas Advertising does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.